Report of
Independent Registered
Public Accounting Firm

The Board of Trustees of
The Dreyfus/Laurel Funds Trust

We have examined management's
assertion, included in the
accompanying Management
Statement Regarding Compliance
With Certain Provisions of the
Investment Company Act of 1940,
that The Dreyfus/Laurel Funds Trust
(the "Trust"), which is comprised of
Dreyfus International Bond Fund
and Dreyfus Global Equity Income
Fund (collectively the "Funds"),
complied with the requirements of
subsections (b) and (c) of Rule 17f-2
of the Investment Company Act of
1940 as of October 31, 2012 and
from June 30, 2012 through October
31, 2012 with respect to securities
reflected in the investment accounts
of the Funds. Management is
responsible for the Funds'
compliance with those
requirements.  Our responsibility is to
express an opinion on management's
assertion about the Funds'
compliance based on our
examination.
Our examination was conducted in
accordance with the standards of the
Public Company Accounting
Oversight Board (United States)
and, accordingly, included
examining, on a test basis, evidence
about the Funds' compliance with
those requirements and performing
such other procedures as we
considered necessary in the
circumstances.  Included among our
procedures were the following tests
performed as of  October 31, 2012
and with respect to agreement of
security purchases and sales, for the
period from June 30, 2012 (the date
of our last examination), through
October 31, 2012:
1.	Examination of The Bank of
New York Mellon's (the
"Custodian") security
position reconciliations for all
securities held by sub
custodians and in book entry
form;
2.	Confirmation of all securities
hypothecated, pledged or
placed in escrow with
brokers;
3.	Count and inspection of all
securities located in the vault
of the Custodian in New
York City;
4.	Reconciliation between the
Funds' accounting records
and the Custodian's records
as of October 31, 2012;
5.	Agreement of pending
purchase activity for the
Funds as of October 31, 2012
to documentation of
corresponding subsequent
bank statements;
6.	Agreement of pending sale
activity for the Funds as of
October 31, 2012 to
documentation of
corresponding subsequent
bank statements;
7.	Agreement of five purchases
and five sales from the period
June 30, 2012 (the date of
our last examination) through
October 31, 2012 from the
books and records of the
Trust to the bank statements
noting that they had been
accurately recorded and
subsequently settled;
8.	Review of the BNY Mellon
Asset Servicing Report on
Controls Placed in Operation
and Tests of Operating
Effectiveness ("SOC 1
Report") for the period
October 1, 2011 to
September 30, 2012 and
noted no relevant findings
were reported in the areas of
Asset Custody and Control.
9.	We inquired of the Custodian
who confirmed that all
control policies and
procedures detailed in
Section III Control
Objectives, Controls and
Tests of Operating
Effectiveness of the SOC 1
Report, have remained in
operation and functioned
adequately from October 1,
2012 through October 31,
2012. In addition, we
obtained written
representation from the
Custodian confirming the
above.
We believe that our examination
provides a reasonable basis for our
opinion. Our examination does not
provide a legal determination on the
Funds' compliance with specified
requirements.
In our opinion, management's
assertion that the Funds complied
with the requirements of subsections
(b) and (c) of Rule 17f-2 of the
Investment Company Act of 1940 as
of October 31, 2012, and from June
30, 2012 through October 31, 2012,
with respect to securities reflected in
the investment accounts of the Funds
is fairly stated, in all material
respects.
This report is intended solely for the
information and use of management
and the Board of Trustees of the
Funds and the Securities and
Exchange Commission and is not
intended to be and should not be
used by anyone other than these
specified parties.

/s/ KPMG LLP
New York, New York
January 25, 2013
January 25, 2013


Management Statement Regarding
Compliance With
Certain Provisions of the
Investment Company Act of 1940

Management of Dreyfus
International Bond Fund and
Dreyfus Global Equity Income Fund,
each a series of The Dreyfus/Laurel
Funds Trust (collectively the
"Funds"), is responsible for
complying with the requirements of
subsections (b) and (c) of Rule 17f-2,
"Custody of Investments by
Registered Management Investment
Companies," of the Investment
Company Act of 1940.  Management
is also responsible for establishing
and maintaining effective internal
controls over compliance with those
requirements. Management has
performed an evaluation of the
Funds' compliance with the
requirements of subsections (b) and
(c) of Rule 17f-2 as of October 31,
2012 and from June 30, 2012
through October 31, 2012.
Based on the evaluation,
Management asserts that the Funds
were in compliance with the
requirements of subsections (b) and
(c) of Rule 17f-2 of the Investment
Company Act of 1940 as of October
31, 2012 and from June 30, 2012
through October 31, 2012 with
respect to securities reflected in the
investment account of the Funds.

The Dreyfus/Laurel Funds Trust


Jim Windels
Treasurer

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